Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 5, 2025
TO THE PROSPECTUS DATED APRIL 17, 2025

This document supplements, and should be read in conjunction with, our prospectus dated April 17, 2025, as supplemented by Supplement No. 1 dated May 1, 2025, Supplement No. 2 dated May 16, 2025, Supplement No. 3 dated May 19, 2025, Supplement No. 4 dated June 4, 2025, Supplement No. 5 dated June 16, 2025, Supplement No. 6 dated July 1, 2025, Supplement No. 7 dated July 18, 2025, Supplement No. 8 dated August 1, 2025, Supplement No. 9 dated August 18, 2025, Supplement No. 10 dated August 22, 2025 and Supplement No. 11 dated September 2, 2025. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose changes to our management.

Management

The following disclosure is added to the “Management — Directors and Executive Officers” section of our prospectus and other sections of the prospectus as appropriate.

On September 2, 2025, Anne-Marie Vandenberg informed us that she has resigned from her positions as our Chief Executive Officer, President and director, with such resignation to be effective on December 1, 2025 (the “Transition Date”). Ms. Vandenberg’s resignation was not the result of any disagreement with us, and we thank Ms. Vandenberg for her dedication and loyal service to us and our stockholders.

On September 4, 2025, our board of directors appointed W. Todd Henderson, who currently serves as our Chairman of the Board, as our Chief Executive Officer and President, each effective as of the Transition Date. Mr. Henderson previously served as our Chief Executive Officer from October 2018 to December 2021.

The appointment of Mr. Henderson was not made pursuant to any arrangement or understanding between him and any other person, and there are no transactions between us and Mr. Henderson that would be required to be reported under Item 404(a) of Regulation S-K. Mr. Henderson continues to be party to an indemnification agreement with us which was entered into in October 2018 in connection with his initial election to the board of directors and his appointment as Chairman of the Board and Chief Executive Officer. Mr. Henderson’s biographical information below replaces his biography in the “Management” section of the Prospectus:

W. Todd Henderson, 57, is the Head of Real Estate, Americas, DWS and has held this position since January 2012. In this role he has been responsible for all facets of the direct real estate investment management business in the Americas. Mr. Henderson has served as our Chairman of the Board of Directors since February 2012 and previously served as our Chief Executive Officer from October 2018 to December 2021. From March 2009 to January 2012, Mr. Henderson served as the Chief Investment Officer, Real Estate Americas for DWS. From June 2007 to March 2009, he supervised DWS’s Value-Added and Development team in the Americas, managing a $4.5 billion real estate investment portfolio for multiple institutional investors. Mr. Henderson served as a Managing Director of DWS’s real estate transactions team from 2003 to June 2007. Prior to joining DWS in 2003, Mr. Henderson was Director of Acquisitions for The J.E. Robert Company in Washington, D.C., where he was involved in the sourcing, executing and financing of over $6 billion of real estate transactions. He began his career at First Gibraltar Bank in 1991, managing the restructuring and disposition of nonperforming real estate loans on behalf of the bank and the Resolution Trust Company. Mr. Henderson holds a B.A. in History from the University of North Texas and an M.B.A. from The Wharton School of the University of Pennsylvania.